SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 10 August 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT

10 August 2011

EXCHANGE OFFERS AND CONSENT SOLICITATIONS

DELAYED SETTLEMENT SECURITY RESULTS AND ALLOTMENT INSTRUMENT CONVERSION ANNOUNCEMENT

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND (THE “BANK”) ANNOUNCES THE RESULTS OF THE EXCHANGE OFFERS AND CONSENT SOLICITATIONS ANNOUNCED ON 8 JUNE 2011 (THE “OFFERS”) IN RESPECT OF THE DELAYED SETTLEMENT SECURITY AND CONVERSION OF THE ALLOTMENT INSTRUMENTS.

 The Offers include an Exchange Offer and Consent Solicitation in respect of the Bank's Fixed/Floating Dated Subordinated Notes due September 2015 (ISIN: CA062786AA67) (the "Delayed Settlement Security").

This announcement is the Delayed Settlement Security Results and Allotment Instrument Conversion Announcement.

Results of the Exchange Offer in respect of the Delayed Settlement Security

As at the Expiration Deadline of 11.00 a.m. (New York time) on 8 August 2011, CAD38,740,000 in aggregate nominal amount of the Delayed Settlement Security had been validly Offered for Exchange for Option 1 Consideration (Allotment Instruments convertible into Ordinary Stock) and CAD1,075,000 in aggregate nominal amount of the Delayed Settlement Security had been validly Offered for Exchange for Option 2 Consideration (cash).

The Bank will accept all such Offers to Exchange. Since the settlement date for the Offer in respect of the Delayed Settlement Security is the same day as the Conversion Date in respect of Allotment Instruments issued pursuant to the Offers, those Holders who validly Offered to Exchange the Delayed Settlement Security for Option 1 Consideration will, in lieu of Allotment Instruments, receive directly Ordinary Stock in the Bank on the Delayed Settlement Date.  Accordingly, the Bank expects to issue 96,253,321 units of Ordinary Stock in the Bank, and make Cash Payments equal to CAD215,000, on the Delayed Settlement Date of 12 August 2011.

Results of the Consent Solicitation in respect of the Delayed Settlement Security

The Meeting of the holders of the Delayed Settlement Security was convened for 10 August 2011.  The Bank confirms that the required quorum for the Meeting was not present.  The terms of the trust deed constituting the Delayed Settlement Security provide that an adjourned Meeting shall be held in such circumstances. Accordingly, notice of an adjourned Meeting will be distributed in accordance with the terms of the Delayed Settlement Security.

Conversion Ordinary Stock

The Allotment Instruments issued pursuant to the Exchange Offers on 14 July 2011 are due to convert into Conversion Ordinary Stock of the Bank on 12 August 2011.  The Bank expects that 5,658,949,869 units of Conversion Ordinary Stock will be issued on 12 August 2011 (which is in addition to the 96,253,321 units of Ordinary Stock to be issued in respect of the Delayed Settlement Security referred to above).

Applications have been made for the 5,755,203,190 units of Ordinary Stock issued pursuant to the Offers as referred to above to be admitted to the Official Lists of the Irish Stock Exchange and the UK Listing Authority and admitted to trading on the main markets of the Irish Stock Exchange and the London Stock Exchange. It is expected that the Ordinary Stock will commence trading on the Irish Stock Exchange and the London Stock Exchange at 8.00 a.m. on 15 August 2011.

 For further information:

Brian Kealy
Head of Capital Management
Tel. +353 76 623 4719

Colin Reddy
Capital Management
Tel. +353 76 623 4722

OFFER RESTRICTIONS

The Offers have expired. This announcement does not constitute an offer of any securities for any purpose.

The Offers were not available to, and did not constitute an offer or an invitation to participate in the Offers in any jurisdiction in or from which, or to any person to whom, it is unlawful to make such offer or invitation under applicable laws. No Offer has been made to or may be accepted by any person or entity who is (a) located in the United States or (b) a U.S. Person (as defined in Regulation S under the United States Securities Act of 1933), other than entities who are Qualified Institutional Buyers (as defined in Rule 144A under the Securities Act).

 United States

None of the securities referred to above, including the Ordinary Stock and the Allotment Instruments, have been, and nor will they be, registered under the Securities Act or the securities laws of any state or jurisdiction of the United States, and none of the securities referred to above may be offered, sold or delivered, directly or indirectly, in the United States or to U.S. Persons absent an applicable exemption from the registration requirements of the Securities Act.

The Offers were made, and any Allotment Instruments (which will convert into ordinary stock of the Bank) were offered and will be issued, only to persons (i) that are persons other than "U.S. Persons", as that term is defined in Regulation S under the United States Securities Act of 1933 (as amended, the "Securities Act"), in offshore transactions in reliance upon Regulation S under the Securities Act or (ii) that are "Qualified Institutional Buyers", as that term is defined in rule 144A under the Securities Act, in a private transaction in reliance upon an exemption from the registration requirements of the Securities Act or (together "Eligible Holders"). Only Eligible Holders were authorised to participate in the Offers.

None of the Allotment Instruments, the Ordinary Stock or the securities referred to above have been or will be registered under the Securities Act, or any state securities laws. Accordingly, the Allotment Instruments and ordinary stock will be subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act and other applicable securities laws, pursuant to an exemption from registration. Registration rights will not be granted in favour of the Allotment Instruments or ordinary stock. Ordinary stock acquired upon conversion of the Allotment Instruments may not, without the Bank's consent, be deposited into any depositary facility for ordinary stock of the Bank, other than a restricted depositary receipt, established or maintained by a depositary bank (including the Bank's ADR facility pursuant to which The Bank of New York Mellon Corporation acts as the depositary bank) until the date that is at least one year after the relevant settlement date (subject to the terms of the applicable deposit agreement) and may not be offered, sold, pledged or otherwise transferred except outside the United States in accordance with Rule 903 or Rule 904 of Regulation S.

None of the U.S. Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of any of the Offers or of the securities to be issued in the Offers or determined if any of the documents or materials relating to the Offers is truthful or complete. Any representation to the contrary is a criminal offence.

 General

The distribution of this announcement and any other documents or materials relating to the Offers in certain jurisdictions may be restricted. Persons into whose possession this announcement or any other documents or materials relating to the Offers comes are required to inform themselves about and to observe any such restrictions. This announcement and any other documents or materials relating to the Offers does not constitute, and may not be used for the purpose of, an offer or solicitation to the public or to anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation.

 Note:

 None of the Minister for Finance, the Department of Finance, the Irish Government, the National Pensions Reserve Fund Commission, the National Treasury Management Agency or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser (including without limitation legal and financial advisors) of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of, or makes any representation or warranty as to the accuracy, completeness or fairness of any information in, this announcement or any document referred to in this announcement or any supplement or amendment thereto (each a "Transaction Document"). Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of any Transaction Document. No Relevant Person has authorised or will authorise the contents of any Transaction Document, or has recommended or endorsed the merits of the offering of securities or any other course of action contemplated by any Transaction Document.

Each of the Dealer Managers is acting exclusively for the Bank in connection with the Offers and no one else and will not regard any other person as a client in relation to the Offers and will not be responsible to anyone other than the Bank for providing the protections afforded to their clients or for providing advice in relation to the Offers or any matters referred to in this announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on each of the Dealer Managers by the Financial Services and Markets Act 2000, the European Communities (Market in Financial Instruments) Regulations (Nos 1 to 3) 2007 of Ireland or the Investment Intermediaries Act 1995 of Ireland, the Dealer Managers accept no responsibility whatsoever for the contents of any of the Transaction Documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  10 August 2011